                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

On June 22, 2009, the Company announced that Mr. Micha Korman, the Company's former director, had resigned from office and that the Company had appointed a special committee on May 28, 2009 to investigate certain allegations made by Mr.
Korman concerning the conduct of management and the communication between management and the Company's board of directors. Below is a summary of the special committee's primary conclusions.

The members of the special committee are: Mr. Ya'acov Elinav (external director), who served as chairman of the special committee; Mr. Eli Admoni
(external director), Mr. Avi Zigelman (director); Mrs. Shirith Kasher (director)
and Mr. Amir Halevy (the Company's outside legal counsel).

The special committee held a number of meetings and the following individuals appeared before it: Mr. Micha Korman, former director in the Company; Mr. Reuben
Hasson, the former company's Chief Economist; Mr. Adi Livneh, the Company's CEO;
Mr. Eran Rotem, the Company's CFO; and Mr. Michael Marcianno, an accountant from the Company's independent accounting firm (Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global).

The special committee examined management's projections for the budget for the year 2009 and the communication between management and the members of the Board of Directors. The special committee concluded that management's assessments as presented to the Board of Directors were reasonable and were based on reasonable data. Nevertheless, the special committee recommended that, in the future, when presenting the annual budget to the board of directors for approval, management should present the range of projections that management considered in preparing the budget and address the differences between such projections. In addition, the special committee recommended that the Company's Board of Directors establish a policy for conveying information from management to the members of the Board of Directors (which would address, among other things, the manner in which the information is transferred, the timing for transfer of information and the type of information to be transferred), including updating members of the
Board of Directors on an ongoing basis of any material changes that occurred in the condition of the Company.

Attached hereto and incorporated by reference herein are (i) an unofficial translation of the full report of the special committee and (ii) a press release issued today by the Company in connection with the conclusion of the work of the special committee.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         TEFRON LTD.
                                                         (Registrant)

                                                         By: /s/ Eran Rotem
                                                         -----------------------
                                                         Eran Rotem
                                                         Chief Financial Officer

                                                         By: /s/ Adi Livneh
                                                         -----------------------
                                                         Adi Livneh
                                                         Chief Executive Officer

Date: September 17, 2009

                       TEFRON ANNOUNCES CONCLUSION OF WORK
                              OF SPECIAL COMMITTEE

MISGAV, ISRAEL, September 17, 2009 - Tefron Ltd. (OTC:TFRFF; TASE:TFRN), a
leading producer of seamless intimate apparel and engineered-for-performance
(EFPTM) active wear, announced today that the special committee that was appointed by the Company's board of directors following the resignation of Mr.
Michal Korman had concluded its work. As announced on June 22, 2009, Mr. Korman raised claims regarding the conduct of management of the Company and the communication between management and the Company's board of directors.

The special committee examined management's projections for the budget for the year 2009 and the communication between management and the members of the Board of Directors. The special committee concluded that management's projections as presented to the Board of Directors were reasonable and were based on reasonable data. Nevertheless, the special committee recommended that, in the future, when presenting the annual budget to the board of directors for approval, management should present the range of projections that management considered in preparing the budget and address the differences between such projections. In addition, the special committee recommended that the Company's Board of Directors establish a policy for conveying information from management to the members of the Board of Directors (which would address, among other things, the manner in which the information is transferred, the timing for transfer of information and the type of information to be transferred), including updating members of the
Board of Directors on an ongoing basis of any material changes that occurred in the condition of the Company.

The Company will submit an unofficial translation of the full report of the special committee on Form 6-K.

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J.C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE,
ABERCOMBIE&FITCH, AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS
AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS,
TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIMWEAR,
BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL,"
"PLAN," "COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS
OFTEN IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY
THESE STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS IN
          THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
          OPERATIONS;

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE FAILURE OF ANY OF OUR PRINCIPAL CUSTOMERS TO SATISFY ITS PAYMENT
          OBLIGATIONS TO US;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION)

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------
COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0803
reran@tefron.com

--------------------------------------------------------------------------------

                             Unofficial Translation

                                                               14 September 2009

TO:
TEFRON LTD.
EM HASMOSHAVOT ROAD 94
PETAH TIKVA 49527

Dear Sir or Madam,

              SUBJECT: EXAMINATION COMMITTEE REPORT OF TEFRON LTD.

On May 28, 2009 Tefron Ltd. (henceforth: "THE COMPANY") formed an examination committee to review the claims of Mr. Micha Korman regarding the company's management estimation regarding the 2009 budget and the communication between the company's management and board of directors. The examination committee was composed of five members, including four directors: Mr. Yakov Elinav; Mr. Avi
Zigleman; Ms. Shirith Kasher; Mr. Eli Admoni and the company's external legal advisor, attorney Amir Halevi.

The examination committee chose not to discuss Micha Korman's claims regarding the dismissal of the economic department manager, Mr. Ruben Hasson, since this issue would be discussed in arbitration between the company and Mr. Ruben
Hasson.

The examination committee held five meetings and the following factors appeared before it: Mr. Micha Korman, Mr, Ruben Hasson, Accountant Michael Martziano, the
company's CFO, Mr. Eran Rotem, and the company's CEO, Mr. Adi Livneh. All the committee's meetings were documented in the protocols.

First, it must be clarified that in the first meeting of the examination committee on May 31, 2009, in which Mr. Micha Korman and the company's accountant were also in attendance, all of the claims, which may have influenced the company's financial statements in the first quarter of 2009, were checked with Mr. Ruben Hasson, the economic department manager. In this examination the committee members did not come across anything necessitating changes in the aforementioned financial statements. After this meeting the company's board of directors decided to approve the financial statements.

FOLLOWING IS A SUMMARY OF THE EXAMINATION COMMITTEE'S FINDINGS AND CONCLUSIONS:

1.   BUDGET PREPARATIONS

     1.1. FINDINGS

          1.1.1. The former economic department manager, Mr. Ruben Hasson
               ("ECONOMIC DEPARTMENT MANAGER"), has made estimations regarding the 2009 budget which were based, among others, on past
               experience and intuitions and were not founded on structured work methodology. It also merits mentioning that no documentation was found for the assumptions that stood at the base of the economic department manager's estimations regarding the 2009 budget.

          1.1.2. In the matter of the company's management estimations regarding the budget, the committee found that there is a gap between the estimations and data presented to the company's board of
               directors by the company's management and the estimations and data prepared by the economic department manager and transferred to the company's CEO and CFO.

          1.1.3. The committee found a gap between the sales projection of the second quarter presented by the CEO and CFO and the sales
               projection transferred by the economic department manager.

     1.2. CONCLUSIONS

          1.2.1. The management's estimations regarding the budget were reasonable in view of the circumstances, including the
               uncertainty existing in the market and the changing environment, and were also given in good faith and based on reasonable data.

          1.2.2. The committee recommends that in addition to the budget booklet presented for the board of directors' consideration, a file would be transferred, which relates to the economic department's estimations and the company's management estimation, so that the board of directors would be made aware of all the estimations they are based on, including the difference between them, as well as additional relevant estimations which may influence the board of directors' decision.

2.   COMMUNICATION BETWEEN THE COMPANY'S MANAGEMENT AND THE BOARD OF DIRECTORS

     2.1. FINDINGS

          2.1.1. The management did not update the board of directors in real time regarding the possibility that the company would not meet the income budget. Nonetheless, the lack of update itself was not sufficient to influence the board of directors' decisions.

          2.1.2. The company's CEO updated the chairman of the board of directors in advance that due to an urgent business journey he could not appear in the balance committee meeting, which was scheduled to confirm the financial statements for the first quarter of 2009.

                                       2

     2.2. CONCLUSIONS

          2.2.1. The committee recommends that there is room to improve the flow of information between the company's position holders,
               particularly between the board of directors and management, and asks that the company's management insist upon updating all the directors consistently and as soon as possible regarding any substantial change in the company.

          2.2.2. The committee recommends that the company's board of directors discuss the issue of the flow of information between the
               company's management and the board of directors while emphasizing the following topics: the manner of transferring information, the time of transfer, the types of information transferred, the criteria for the transfer of information and the areas of
               responsibility for position holders regarding the topics listed above.

          2.2.3. The committee recommends that the company's CEO continues to participate in all of the board of directors' meetings, including the balance committee meetings, as is customary in the company, and that the CEO's absence from board of directors meetings and/or its committees would be coordinated in advance with the chairman of the board and/or the chairman of the relevant
               committee as the case may be.

3.   SUMMARY

     3.1. Beyond the conclusions detailed in articles 1.2 and 2.2 above, the examination committee did not find it necessary to draw conclusions regarding the conduct of the company's position holders.

     3.2. Beyond the conclusions detailed in articles 1.2 and 2.2 above, the examination committee did not find any fault in the company's conduct regarding the subjects examined.

RESPECTFULLY,
YAKOV ELINAV, CHAIRMAN OF EXAMINATION COMMITTEE
TEFRON LTD.

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